FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

[    ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________________________to________________________

Commission file number 1-7910

A.    Full Title of the Plan

TOSCO CORPORATION STORE SAVINGS PLAN

B.    Exact Name of Issuer of the Securities held pursuant to the Plan

TOSCO CORPORATION

Nevada (State or other jurisdiction of incorporation or organization)	95-1865716 (I.R.S. Employer Identification No.)

1700 East Putnam Avenue Suite 500 Old Greenwich, Connecticut (Address of principal executive offices)	06870 (Zip Code)

Registrant's telephone number, including area code: (203) 698-7500

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

X  Yes   __ No

TOSCO CORPORATION STORE SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2000 AND 1999 AND
FOR THE YEAR ENDED DECEMBER 31, 2000

TOSCO CORPORATION STORE SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page(s)

Report of Independent Accountants Financial Statements:	1

Statements of Net Assets Available for Plan Benefits with Fund Information as of December 31, 2000 and 1999	2

Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended December 31, 2000	3

Notes to Financial Statements	4 - 7

Supplemental Schedule:*

Schedule of Assets Held for Investment Purposes as of December 31, 2000	8

Consent of Independent Accountants Signatures	9 10

*	Other schedules required by the Department of Labor's Rules and Regulations for reporting and disclosure under ERISA have been omitted as they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Plan Administrator
Tosco Corporation Store Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tosco Corporation Store Savings Plan (the “Plan”) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedule and fund information are the responsibility of the Plan’s management. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP

Phoenix, Arizona
June 26, 2001

TOSCO CORPORATION STORE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
DECEMBER 31, 2000 AND 1999

                                                      PARTICIPANT DIRECTED
                                 ----------------------------------------------------------------
                                  STABLE                                        TOSCO
                                  VALUE       BALANCED     EQUITY    GLOBAL     STOCK      LOAN
                                   FUND       FUND          FUND      FUND      FUND       FUND     TOTAL

      DECEMBER 31, 2000
Investments, at fair value:
  Mutual funds                $    -        $5,042,296  $8,016,912 $3,460,733  $   -    $   -      $16,519,941
  Pooled separate account      15,256,519                                                           15,256,519
  Common stock                                                                  752,820                752,820
  Loans to participants                                                                  2,236,238   2,236,238
                              -----------   ----------  ---------- ----------  -------- ----------  ----------
Total investments              15,256,519    5,042,296   8,016,912  3,460,733   752,820  2,236,238  34,765,518
                              -----------   ----------  ---------- ----------  -------- ----------  ----------
Cash                               15,325                               4,002                           19,327
                              -----------   ----------  ---------- ----------  -------- ----------  ----------
Receivables:
  Participants' contributions      76,017       22,406      33,873     22,245    15,452     -          169,993
  Interest and dividends           29,986                                                               29,986
                              -----------   ----------  ---------- ----------  -------- ----------  ----------
Total receivables                 106,003       22,406      33,873     22,245    15,452     -          199,979
                              -----------   ----------  ---------- ----------  -------- ----------  ----------
Net assets available for
   benefits                   $15,377,847   $5,064,702  $8,050,785 $3,486,980  $768,272 $2,236,238 $34,984,824
                              ===========   ==========  ========== ==========  ======== ========== ===========

      DECEMBER 31, 1999
Investments, at fair value:
  Mutual funds                $    -        $5,292,445  $7,149,820 $4,465,333   $   -   $   -      $16,907,598
  Pooled separate account      16,589,740                                                           16,589,740
  Common stock                                                                  605,767                605,767
  Loans to participants                                                                  2,215,522   2,215,522
                              -----------   ----------  ---------- ----------  -------- ---------- -----------
Total investments              16,589,740    5,292,445   7,149,820  4,465,333   605,767  2,215,522  36,318,627
                              -----------   ----------  ---------- ----------  -------- ---------- -----------
Cash                               27,526                                                               27,526
                              -----------   ----------  ---------- ----------  -------- ---------- -----------
Receivables:
  Participants' contributions      94,727       33,369      41,097     25,282    12,607                207,082
  Interest and dividends           28,884                                                               28,884
                              -----------   ----------  ---------- ----------  -------- ---------- -----------
Total receivables                 123,611       33,369      41,097     25,282    12,607    -           235,966
                              -----------   ----------  ---------- ----------  -------- ---------- -----------
Net assets available for
   benefits                   $16,740,877   $5,325,814  $7,190,917 $4,490,615  $618,374 $2,215,522 $36,582,119
                              ===========   ==========  ========== ==========  ======== ========== ===========

The accompanying notes are an integral part of these financial statements.

TOSCO CORPORATION STORE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                     PARTICIPANT DIRECTED
                                         --------------------------------------------------------------
                                          STABLE                                        TOSCO
                                          VALUE     BALANCED     EQUITY     GLOBAL      STOCK      LOAN
                                           FUND      FUND        FUND        FUND        FUND      FUND      TOTAL

Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in
      fair value of investments          $   -     $  61,695   $  71,666  $(742,819)  $ 160,760  $   -      $ (448,698)
    Interest, dividends, and other        964,224    395,507     684,844    419,003       6,328    141,523   2,611,429
                                        ---------  ---------   ---------  ---------   ---------  ---------  -----------
  Total investment income                 964,224    457,202     756,510   (323,816)    167,088    141,523   2,162,731
                                        ---------  ---------   ---------  ---------   ---------  ---------  -----------
  Contributions:
    Participants                          989,494    316,689     442,860    290,508     171,557      -       2,211,108
    Rollovers                              33,830      1,026       1,407      9,574       4,784      -          50,621
                                        ---------  ---------   ---------  ---------   ---------  ---------  -----------
  Total contributions                   1,023,324    317,715     444,267    300,082     176,341      -       2,261,729
                                        ---------  ---------   ---------  ---------   ---------  ---------  -----------
  Other, net                              258,077     11,729      18,508     25,812       5,248      -         319,374
                                        ---------  ---------   ---------  ---------   ---------  ---------  -----------
  Total additions                       2,245,625    786,646   1,219,285      2,078     348,677    141,523   4,743,834
                                        ---------  ---------   ---------  ---------   ---------  ---------  -----------
Deductions from net assets attributed to:
  Benefits paid to participants         3,019,221    773,474   1,113,077    573,084     142,804    426,848   6,048,508
  Administrative expenses and other, net  280,655      4,479       3,617      2,775       1,095      -         292,621
                                        ---------- ---------   ---------  ---------   ---------  ---------  -----------
  Total deductions                      3,299,876    777,953   1,116,694    575,859     143,899    426,848   6,341,129
                                        ---------- ---------   ---------  ---------   ---------  ---------  -----------
Net increase (decrease) before
   interfund transfers                 (1,054,251)     8,693     102,591   (573,781)    204,778   (285,325) (1,597,295)

Interfund transfers                      (308,779)  (269,805)    757,277   (429,854)    (54,880)   306,041         -
                                        ---------- ---------   ---------  ---------   ---------  ---------  -----------
Net increase (decrease)                (1,363,030)  (261,112)    859,868 (1,003,635)    149,898     20,716  (1,597,295)

Net assets available for benefits,
  December 31, 1999                    16,740,877  5,325,814   7,190,917  4,490,615     618,374  2,215,522  36,582,119
                                       ----------  ---------   ---------  ---------   ---------  ---------  -----------
 Net assets available for benefits,
   December 31, 2000                  $15,377,847 $5,064,702 $ 8,050,785 $3,486,980   $ 768,272 $2,236,238 $34,984,824
                                       =========== ========== =========== ==========  ========== ========== ===========
The accompanying notes are an integral part of these financial statements.

THE TOSCO CORPORATION STORE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Tosco Corporation Store Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Documents for a more complete description of the Plan’s provisions.

General
The Plan was established in 1985 as the Circle K Kash Plus Plan and has been amended and restated at various times since its formation. Effective January 1, 1998, the Plan was amended to change its name to the Tosco Corporation Store Savings Plan. The Plan is a defined contribution, 401(k) profit sharing plan, covering substantially all of the full-time store employees of Tosco Marketing Company, a division of Tosco Corporation (the “Sponsor”), who have reached the age of 18 and completed one continuous year of employment with the Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code as amended by the Tax Reform Act of 1986 and subsequent legislation. Effective April 1, 1996, the Plan is being administered by Merrill Lynch Trust Company (“Merrill Lynch”), who is also maintaining the individual participant account records and serving as custodian for the Plan’s investments.

Contributions
Participants may contribute between 1 and 12 percent of their eligible compensation (up to $170,000 in 2000) to the Plan. Effective January 1, 1998, the Plan was amended so that no future Sponsor matching contributions will be made. Earnings on investments held by the Plan in the name of a participant are automatically invested in the respective fund from which the earnings were derived.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and Plan earnings, and charged with an allocation of investment expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are fully vested in their entire account balance.

Loans to Participants
The Plan, with certain limitations, may make loans to participants with an interest rate approximately equal to the prime interest rate on the origination date. A loan from the Plan will be made for up to 50% of the participants account balance and all interest payments made under the terms of the loan will be credited to the participant’s account and not considered general earnings of the Plan. Participants’ loans are repaid through payroll deductions. The participant loans are collateralized by the participants’ vested account balances. The maturity on these loans is not to exceed five years.

Distributions
Benefits of the Plan are payable upon reaching normal retirement, early retirement, termination, or in the event of death or disability. All distributions from the Plan are made in one lump sum. Any whole shares of stock in a participant’s stock fund account may be distributed in the form of shares of stock. All other amounts, including fractional shares of stock, will be distributed to the participant in cash.

Administration Fees
All Plan investment management fees are paid from the investment earnings of the individual investment funds. All other administration fees are paid by the Plan or the Sponsor. Fees paid by the Sponsor are not reflected in the Plan’s financial statements.

2. Significant Accounting Policies

Basis of Presentation
The Plan's financial statements are presented on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported changes in net assets available for benefits and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments
The Plan’s investments are stated at fair value. Common stock and mutual fund securities are valued at their quoted market price. Pooled separate accounts are valued at contract value plus accrued income that approximates fair value. Participant loans are valued at cost that approximates fair value. Purchases and sales of investments are recorded on a trade date basis.

The Plan presents, in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

Participants may designate, in one percent increments, the portion of his or her contribution to be placed in various funds. Loan repayments are allocated to these funds based on the participant’s current contribution designation. The characteristics of the different funds are as follows:

Stable Value Fund
The stable value fund seeks to provide preservation of participants’ investments, liquidity, and current income that is typically higher than money market funds. Investments are held in a retirement preservation trust maintained by Merrill Lynch that invests in a broadly diversified portfolio of investment contracts, U.S. government obligations, U.S. government agency securities, and high-quality money market securities.

Balanced Fund
The balanced fund seeks to provide current income and, secondarily, growth of capital. Investments are in the Income Fund of America mutual fund. This mutual fund invests in equities, bonds, and other fixed-income securities in any proportion that seems warranted by existing or expected market conditions.

Equity Fund
The equity fund seeks growth of capital. Investments are made in the Davis New York Venture mutual fund. This mutual fund invests primarily in equity securities of companies with market capitalization in excess of $250 million.

Global Fund
The global fund seeks to provide long-term growth of capital through investments throughout the world, including the United States. Investments are made in the New Perspective mutual fund. This mutual fund invests in U.S. and foreign blue chip companies, focusing on opportunities generated by changes in global trade patterns and economic and political relationships.

Tosco Stock Fund
The Tosco Stock Fund invests primarily in Tosco Corporation common stock. A small cash position is maintained to provide liquidity necessary for periodic transactions (distributions and fund exchanges). At December 31, 2000 and 1999, the Tosco Stock Fund held 22,183 and 22,282 shares of Tosco Corporation common stock, respectively.

Loan Fund
The loan fund represents amounts borrowed by participants against their individual accounts. All loans are collateralized by the vested portion of the participants’ plan balance.

As of December 31, 2000 and 1999 the Plan investments were as follows:

                                                                                        December 31, 2000
                                                                            Number of     Fair Value
                                                                          Participants     per Unit       Fair Value
     Investments at fair value:
       Stable Value Fund - Merrill Lynch Retirement Preservation
         Trust (a)                                                         2,068           $  1.00       $ 15,256,519
       Balanced Fund - American Funds Income Fund of America (a)           1,068             15.94          5,042,296
       Equity Fund - Davis Funds New York Venture Fund (a)                 1,189             28.74          8,016,912
       Global Fund - American Funds New Perspective Fund (a)               1,457             24.05          3,460,733
       Tosco Stock Fund - Tosco Corporation Common Stock                     521             33.94            752,820
       Loan Fund - Participant loans receivable (a)                                                         2,236,238
                                                                                                         ------------
                                                                                                         $ 34,765,518
                                                                                                         ============

                                                                                         December 31, 1999
                                                                          Number of      Fair Value
                                                                         Participants      per Unit       Fair Value
     Investments at fair value:
       Stable Value Fund - Merrill Lynch Retirement Preservation
         Trust (a)                                                         2,231           $  1.00       $ 16,589,740
       Balanced Fund - American Funds Income Fund of America (a)           1,212             15.74          5,292,445
       Equity Fund - Davis Funds New York Venture Fund (a)                 1,253             28.76          7,149,820
       Global Fund - American Funds New Perspective Fund (a)                 862             29.44          4,465,333
       Tosco Stock Fund - Tosco Corporation Common Stock                     453             27.19            605,767
       Loan Fund - Participant loans receivable (a)                                                         2,215,522
                                                                                                         ------------
                                                                                                         $ 36,318,627
                                                                                                         ============

(a)    This investment represents more than 5% of the Plan's net assets available for benefits as of December 31, 2000 and 1999.

4. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Sponsor by a letter dated April 15, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). Although the Plan amendment allowing Tosco common stock as an investment fund was not in place when the foregoing determination letter was sought, management, Merrill Lynch, and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5. Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, the Plan's assets would be distributed to the participants, as soon as possible and legally permitted, on the basis of their account balances existing on the date of termination as adjusted for investment gains and losses.

6. Party-In-Interest Transactions

Certain investments of the Plan are in shares of mutual funds managed by Merrill Lynch. As Merrill Lynch is the Plan's administrator, these transactions qualify as Party-In-Interest transactions. In addition, certain Plan investments are in the Sponsor's Common Stock. These transactions also qualify as Party-in-Interest transactions.

During 2000, administrative expenses related to the Plan totaling $119,146 were paid by the Sponsor from available forfeitures.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2000 and 1999 as reflected in these financial statements to the amounts reflected in the Plan's Form 5500:

                                                                                       2000            1999
     Net assets available for benefits as reported in the financial statements   $ 34,984,824    $  36,582,119
     Amounts allocated to withdrawing participants                                   (270,140)        (286,942)
                                                                                 ------------    -------------
     Net assets available for benefits as reported in the Form 5500              $ 34,714,684    $  36,295,177
                                                                                 ============    =============

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2000 as reflected in these financial statements to the amount reflected in the Plan's Form 5500:

     Benefits paid to participants as reported in the financial statements         $  6,048,508
     Amount allocated to withdrawing participants at December 31, 2000                  270,140
     Amount allocated to withdrawing participants at December 31, 1999                 (286,942)
                                                                                   ------------
     Benefits paid to participants as reported in the Form 5500                    $  6,031,706
                                                                                   ============

8. Subsequent Events

On February 4, 2001, the Board of Directors of Tosco adopted an agreement and plan of merger with Phillips Petroleum Company ("Phillips"). As a result of the merger, Tosco will become a wholly owned subsidiary of Phillips. The transaction is expected to close by the end of the third quarter of 2001. Tosco is currently assessing the impact the merger will have on the Plan.

TOSCO CORPORATION STORE SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000

Identity of Issue, Borrower,                                                                    Current
Lessor or Similar Party                         Description of Investment       Cost             Value

(a) Merrill Lynch - Retirement
    Preservation Trust                           15,256,519 shares          $ 15,256,519    $ 15,256,519

    American Funds - Income Fund of America         316,330 shares             4,962,677       5,042,296

    Davis Funds - Davis New York Venture Fund       278,946 shares             8,047,541       8,016,912

    American Funds - New Perspective Fund           143,897 shares             4,158,740       3,460,733

(a) Tosco Stock Fund (b)                             22,183 shares               615,282         752,820

    Participant Loans Receivable                Interest rates from 5.95%
                                                to 10.08% and maturities
                                                through 2005                       -           2,236,238
                                                                                            ------------
                                                                                            $ 34,765,518
                                                                                            ============

NOTES:

(a) - Investment qualifies as a party-in-interest for the Plan.
(b) - Consisting primarily of Tosco Corporation common stock.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-54153) of Tosco Corporation of our report dated June 26, 2001 relating to the financial statements and supplemental schedule of the Tosco Corporation Store Savings Plan at December 31, 2000 and 1999, and for the year ended December 31, 2000, which appears in this Form 11-K.

PRICEWATERHOUSECOOPERS LLP

Phoenix, Arizona
June 28, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TOSCO CORPORATION (Registrant) TOSCO CORPORATION STORE SAVINGS PLAN

Date: June 29, 2001	By: /s/ WANDA WILLIAMS (Wanda Williams) Vice President - Human Resources By: /s/ RANDALL S. SCHULTZ (Randall S. Schultz) Plan Administrator